UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 8, 2024

Power & Digital Infrastructure Acquisition II Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-41151	86-2962208
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

321 North Clark Street, Suite 2440

Chicago, IL 60654

312-262-5462

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one redeemable warrant	XPDBU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	XPDB	The Nasdaq Stock Market LLC
Warrants included as part of the units, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	XPDBW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On March 8, 2024, in connection with the Business Combination (as defined below), Power & Digital Infrastructure Acquisition II Corp., a Delaware corporation (“XPDB”) entered into a subscription agreement (the “Subscription Agreement”) with a certain investor (the “PIPE Investor”), pursuant to which, among other things, the PIPE Investor has agreed to subscribe for and purchase from XPDB, and XPDB has agreed to issue and sell to the PIPE Investor, an aggregate of 588,235 newly issued shares of XPDB’s Class A common stock, par value $0.0001 (“Class A Common Stock”) on the terms and subject to the conditions set forth therein. At the one-year anniversary of the closing of the Business Combination, the PIPE Investor is eligible to receive up to 840,336 additional newly issued shares of Class A Common Stock at no additional cost, subject to certain conditions set forth in the Subscription Agreement. The Subscription Agreement contains customary conditions to closing, including the consummation of the Business Combination.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the copy of the Form of Subscription Agreement filed as Exhibit 10.4 to this Current Report on Form 8-K and incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The Class A Common Stock to be issued and sold to the PIPE Investor pursuant to the Subscription Agreement will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering. The disclosure set forth above in relation to the Subscription Agreement in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02.

Item 5.07 Submission of Matters to a Vote of Security Holders.

Business Combination Special Meeting

On March 8, 2024, XPDB held a special meeting of its stockholders (the “Business Combination Special Meeting”) related to the approval of XPDB’s proposed business combination with Montana Holdings LLC. At the Business Combination Special Meeting, holders of 13,292,466 shares of common stock (consisting of 6,104,966 shares of Class A Common Stock, and 7,187,500 shares of XPDB’s Class B common stock, par value $0.0001 per share (“Class B Common Stock”)) were present in person or by proxy, representing 74.69% of the voting power of XPDB’s common stock as of the date of the Business Combination Special Meeting, and constituting a quorum for the transaction of business. The proposals listed below are described in more detail in the definitive proxy statement/prospectus of XPDB, which was filed with the Securities and Exchange Commission (the “SEC”) on January 17, 2024 (the “Business Combination Proxy Statement/Prospectus”).

At the Business Combination Special Meeting, XPDB’s stockholders approved the Business Combination Proposal, the Charter Proposal, the Governance Proposal, the Director Election Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the Employee Stock Purchase Plan Proposal (each as defined in the Business Combination Proxy Statement/Prospectus). A summary of the voting results at the Business Combination Special Meeting is set forth below:

The Business Combination Proposal:

For	Against	Abstain	Broker Non-Votes
13,127,869	164,595	2	N/A

The Charter Proposal:

Class A Common Stock Vote

For	Against	Abstain	Broker Non-Votes
12,790,990	501,474	2	N/A

Class B Common Stock Vote

For	Against	Abstain	Broker Non-Votes
7,187,500	0	0	N/A

The Governance Proposal:

Advisory Proposal 3A: Changes to Authorized Capital Stock

For	Against	Abstain	Broker Non-Votes
12,729,525	562,939	2	N/A

Advisory Proposal 3B: Dual Class Stock Structure

For	Against	Abstain	Broker Non-Votes
12,242,146	900,318	150,002	N/A

Advisory Proposal 3C: Required Vote to Amend the Charter

For	Against	Abstain	Broker Non-Votes
12,242,671	899,793	150,002	N/A

Advisory Proposal 3D: Required Vote to Amend the Bylaws

For	Against	Abstain	Broker Non-Votes
12,242,671	899,793	150,002	N/A

Advisory Proposal 3E: Director Removal

For	Against	Abstain	Broker Non-Votes
12,579,550	562,914	150,002	N/A

Advisory Proposal 3F: Removal of Blank Check Company Provisions

For	Against	Abstain	Broker Non-Votes
12,977,869	164,595	150,002	N/A

Advisory Proposal 3G: Change of XPDB’s Name

For	Against	Abstain	Broker Non-Votes
12,977,869	164,595	150,002	N/A

The Director Election Proposal:

Matthew Jore (Class I)

For	Against	Abstain	Broker Non-Votes
7,187,500	0	0	N/A

Stuart Porter (Class I)

For	Against	Abstain	Broker Non-Votes
7,187,500	0	0	N/A

Maxwell Baucus (Class II)

For	Against	Abstain	Broker Non-Votes
7,187,500	0	0	N/A

Paul Dabbar (Class II)

For	Against	Abstain	Broker Non-Votes
7,187,500	0	0	N/A

Patrick C. Eilers (Class III)

For	Against	Abstain	Broker Non-Votes
7,187,500	0	0	N/A

Dr. Marwa Zaatari (Class III)

For	Against	Abstain	Broker Non-Votes
7,187,500	0	0	N/A

The Nasdaq Proposal:

For	Against	Abstain	Broker Non-Votes
12,977,869	164,595	150,002	N/A

The Incentive Plan Proposal:

For	Against	Abstain	Broker Non-Votes
12,642,646	649,818	2	N/A

The Employee Stock Purchase Plan Proposal:

For	Against	Abstain	Broker Non-Votes
12,877,844	164,620	2	N/A

As there were sufficient votes at the time of the Business Combination Special Meeting to approve each of the above proposals, the Adjournment Proposal described in the Business Combination Proxy Statement/Prospectus was not presented to stockholders.

Extension Special Meeting

In addition to the Business Combination Special Meeting, on March 12, 2024, XPDB held a special meeting of its stockholders (the “Extension Meeting”) to approve an amendment to XPDB’s amended and restated certificate of incorporation (the “Certificate”) to extend the time by which XPDB must complete its initial business combination (the “Extension Amendment”). At the Extension Meeting, XPDB’s stockholders approved the Extension Amendment. A total of 12,654,909 (or 71.11%) of XPDB’s issued and outstanding shares of Class A Common Stock and Class B Common Stock held of record as of February 16, 2024, the record date for the Extension Meeting, were present either in person, virtually or by proxy, which constituted a quorum.

The voting results for the Extension Amendment Proposal (as defined and described in more detail in the definitive proxy statement of XPDB filed with the SEC on February 20, 2024 (the “Extension Proxy Statement”) is provided below. There were no broker non-votes for the Extension Amendment Proposal.

The Extension Amendment Proposal:

Votes For	Votes Against	Abstentions	Broker Non-Votes
11,828,336	826,523	50	N/A

As there were sufficient votes at the time of the Extension Meeting to approve the Extension Amendment Proposal, the Adjournment Proposal described in the Extension Proxy Statement was not presented to stockholders.

Item 8.01 Other Events.

Closing of the Montana Business Combination

On March 14, 2024, XPDB consummated its previously announced business combination with Montana Technologies LLC (“Montana”). XPDB will be renamed Montana Technologies Corporation, and the common stock and warrants of Montana Technologies Corporation are expected to begin trading on the Nasdaq Capital Market under the symbol “AIRJ” and “AIRJW” on March 15, 2024.

Given the closing of the business combination with Montana and notwithstanding the approval of the Extension Amendment by XPDB’s stockholders, the Extension Amendment has not been filed with the Secretary of the State of Delaware and such Extension Amendment will not become effective. Further, in accordance with the terms of the Certificate, public stockholders that elected to redeem their shares of Class A Common Stock in connection with the Extension Amendment will not have their public shares redeemed.

Redemptions Related to Business Combination Special Meeting

In connection with the Business Combination Special Meeting, XPDB’s public stockholders elected to redeem 10,381,983 shares of Class A Common Stock for cash at a redemption price of approximately $10.85 per share, for an aggregate redemption amount of $112,697,085.95 (the “Business Combination Redemption”). After the satisfaction of the Business Combination Redemption, the balance in the trust account established in connection with XPDB’s initial public offering will be approximately $2,455,361. Upon completion of the Business Combination Redemption, 226,195 shares of Class A Common Stock and 7,187,500 shares of Class B Common Stock were issued and outstanding.

On March 14, 2024, XPDB issued a press release announcing the closing of its business combination with Montana. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit	Description
10.1	Form of Subscription Agreement
99.1	Press Release, dated March 14, 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 14, 2024

POWER & DIGITAL INFRASTRUCTURE ACQUISITION II CORP.

By:	/s/ Patrick C. Eilers
Name:	Patrick C. Eilers
Title:	Chief Executive Officer